JEFFERIES LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2016
(Dollars in Thousands)

ASSETS

Cash and cash equivalents	$	1,700,989
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations		809,837
Financial instruments owned, at fair value, including securities pledged of $6,140,467		8,517,900
Investments in managed funds		15,696
Other investments		5,295
Securities borrowed		7,596,090
Securities purchased under agreements to resell		2,302,220
Receivables:		
Brokers, dealers, and clearing organizations		332,730
Customers		842,630
Fees, interest, and other		253,831
Due from affiliates		13,400
Premises and equipment, net		233,208
Goodwill		1,352,462
Other assets		635,226
Total assets	$	24,611,514

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Short-term borrowings	$	366,069
Financial instruments sold, not yet purchased, at fair value		4,757,128
Securities loaned		2,740,977
Securities sold under agreements to repurchase		5,678,259
Other secured financings (including $60,000 from VIEs)		60,000
Payables:		
Brokers and dealers		1,805,540
Customers		2,465,208
Due to Parent and affiliates		346,743
Accrued expenses and other liabilities (including $29 from VIEs)		777,118
Total liabilities		18,997,042
Subordinated liabilities		2,250,000
Member's equity		3,364,472
Total liabilities and member's equity	$	24,611,514

See accompanying notes to consolidated financial statements.